SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                 .

Commission File No.:    000-12954

A.    Full title of the plan and the address of the plan, if different from that of the issuer below:

Lancaster Press, Inc. Union Savings Plan

3575 Hempland Road

Lancaster, PA 17604-3457

B.    Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Cadmus Communications Corporation

1801 Bayberry Court, Suite 200

Richmond, Virginia 23226

REQUIRED INFORMATION

The following financial statements are furnished for the Lancaster Press, Inc. Union Savings Plan:

Report of Independent Accountants

Statement of Net Assets Available for Benefits

December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Notes to Financial Statements December 31, 2002 and 2001

Schedule of Assets Held for Investment Purposes

at December 31, 2002

Consent of Independent Accountants

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

LANCASTER PRESS, INC. UNION SAVINGS PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator

Lancaster Press, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Lancaster Press, Inc. Union Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lancaster Press, Inc. Union Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia

June 11, 2003

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001
Investments, at fair value	$1,518,589	$1,822,705
Contributions receivable, net	12,228	14,261

Net assets available for benefits	$1,530,817	$1,836,966

See accompanying notes to financial statements.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Interest and dividends	$42,802
Participants’ contributions	155,173

Total additions	197,975

Deductions from net assets attributed to:
Net depreciation in fair value of investments	264,329
Benefits paid to participants	239,795

Total deductions	504,124

Net decrease	(306,149)

Net assets available for benefits:
Beginning of year	1,836,966

End of year	$1,530,817

See accompanying notes to financial statements.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of the Lancaster Press, Inc. Union Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:    Lancaster Press, Inc. established the Plan in January 1992. In May 1996, Lancaster Press was purchased by Cadmus Communications Corporation (“Cadmus”), and subsequently merged into Cadmus Journal Services, Inc. (the “Company”), a wholly-owned subsidiary of Cadmus.

The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units: Graphic Communications Union—Local 160-M; Graphic Communications International Union—Local 138B; or Lancaster Local No. 70—Printing, Publishing and Media Workers Sector—CWA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration:    The Plan is administered by the Plan trustees, a group comprised of Company employees, who are not compensated for administrative services rendered.

Contributions:    The Plan provides for participant contributions of up to 15% of annual compensation, as defined in the Plan. The Plan does not provide for employer contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

Participant Accounts:    Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:    Participants are immediately vested in their contributions, plus actual earnings thereon.

Investment Options:    Upon enrollment in the Plan, participants may direct the custodian as to the investment of their account balances into five investment options offered by the Plan. The Plan offers four mutual funds, each managed by The Vanguard Group, and one fund investing in Cadmus common stock as investment options for participants. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis.

Payment of Benefits:    Distribution of the vested portion of a participant’s account will occur upon the participant’s termination of service, retirement, death, disability, or

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies:

Payment of Benefits, continued:    hardship withdrawal, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in equal installments, at the participant’s option.

Basis of Accounting:    The financial statements of the Plan are prepared on the accrual method of accounting.

Investment Valuation and Income Recognition:    The Plan’s investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:    Benefits are recorded when paid.

Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001
The Vanguard Group:
Money Market Reserves—Federal Money Market Fund	$134,279	$109,262
Fixed Income Securities Fund—Short-Term
Federal Fund	232,776	181,264
Wellington Fund	479,867	617,024
Index Trust—500 Index Fund	664,228	911,605

During 2002, the Plan’s investments appreciated (depreciated) in fair value as follows:

Mutual funds	$(264,120)
Common stock	(209)

Net depreciation	$(264,329)

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements, Continued

4.	Administrative Expenses:

Administrative expenses of the Plan are paid jointly by the Company and participants. Investment advisory fees are paid by the Plan. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.	Tax Status:

The Plan obtained its latest determination letter on February 2, 1996, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. During 2002, the Plan filed a request for a determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

7.	Related-Party Transactions:

The Plan invests in Cadmus Communications Corporation common stock. This is a related-party transaction and is identified as a party-in-interest in the accompanying supplemental information.

LANCASTER PRESS, INC. UNION SAVINGS PLAN

Notes to Financial Statements, Continued

8.	Reconciliation to Form 5500:

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 2002:

Additions to net assets per the financial statements	$197,975
Net depreciation in fair value of investments	(264,329)

Additions from net assets per the Form 5500	$(66,354)

The following is a reconciliation of deductions from net assets per the financial statements to the Form 5500 for the years ended December 31, 2002:

Deductions from net assets per the financial statements	$504,124
Net depreciation in fair value of investments	(264,329)

Deductions from net assets per the Form 5500	$239,795

LANCASTER PRESS, INC. UNION SAVINGS PLAN

EIN: 23-2424257         Plan-004

Schedule of Assets Held for Investment Purposes

at December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
The Vanguard Group:
Money Market Reserves—Federal Money Market Fund	Mutual fund	$134,279
Fixed Income Securities Fund—Short-Term Federal Fund	Mutual fund	232,776
Wellington Fund	Mutual fund	479,867
Index Trust—500 Index Fund	Mutual fund	664,228
Cadmus Communications Corporation *	Common stock (680 shares)	7,439

		$1,518,589

“Cost” is not required as all investments are participant directed.

* Represents a party-in-interest to the Plan.

See accompanying notes to financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

LANCASTER PRESS, INC. UNION SAVINGS PLAN
Cadmus Journal Services, Inc.,
as successor in interest by merger to Lancaster Press, Inc.
(As Plan Administrator)

June 19, 2003	By:	/s/ Stephen E. Hare
(Date)		Stephen E. Hare
Cadmus Journal Services, Inc.
Vice President and Chief Financial Officer

Certification of CEO/CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 provided separately as correspondence with this filing.